UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

January 17, 2014

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	General Manager

FOR IMMEDIATE RELEASE

Bladex leads successful international syndication of a $100 million 36-Month
Senior Unsecured Trade Finance Facility for Banco Interamericano de Finanzas S.A. (“BanBif”) Peru

Panama City, Republic of Panama, January 17, 2014 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced the closing of a US$100 million 3-year bullet syndicated Facility in favor of Banco Interamericano de Finanzas S.A. (“BanBif”). Controlled by Grupo Empresarial Fierro, a Spanish conglomerate with diversified interests in Latin America, BanBif is the fifth largest bank in Peru in terms of deposits and loans. Banbif is rated BBB- by Fitch.

Bladex was the Sole Lead Arranger, Bookrunner, and Administrative Agent under the Facility.

This transaction represents BanBif’s first syndicated loan in the international markets, successfully broadening its sources of funding. Proceeds will be used to support the growth of BanBif’s trade-related operations.

The transaction was oversubscribed, attracting the interest of several leading financial institutions based in Europe, United States of America, Peru, Brazil, Chile and Panama.

The Syndication comprised a two-stage strategy, with a Mandated Lead Arranger Syndication launched in early October, followed by a General Syndication in early November. The deal closed during the first week of January 2014.

This transaction underscores Bladex’s growing franchise in the Latin American syndicated loan market and highlights the Bank´s commitment to support its clients in securing medium-term financing to foster the growth of their business activities.

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States of America (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For more information, please access our website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer, Bladex

Business Park Torre V, Piso 5 / Avenida La Rotonda / Urbanización Costa del Este

Panama City, Panama

Tel: (+507) 210-8630

E-mail address: cschech@bladex.com